UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33024

Harvest Oil & Gas Corp.

(Exact name of registrant as specified in its charter)

1001 Fannin Street, Suite 750
Houston, Texas 77002
(713) 651-1144

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share – 208 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Harvest Oil & Gas Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HARVEST OIL & GAS CORP.
May 15, 2020
	By:	/s/ RYAN STASH
	Name:	Ryan Stash
	Title:	Vice President, Chief Financial Officer and Secretary